August 3, 2012

Via Email and EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attn:	Ms. Suzanne Hayes, Assistant Director
Financial Services II
Room No. 3514
Telephone No. (212) 551-3675
HayesS@sec.gov

Re:	Federal Home Loan Bank of Chicago (the “Bank”)
Response to July 20, 2012 Comment Letter
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 16, 2012
File No. 000-51401

Dear Ms. Hayes:

We deliver this letter to you in response to the comment letter, dated July 20, 2012, (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), on the Federal Home Loan Bank of Chicago's (the “Bank's”) Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K).

Item 1. Business, page 3
Product Offerings and Business Activities, page 6

Comment 1:

Please tell us and revise your future filings to provide the following disclosure with respect to your lending for members and non-members.

Comment 1a:

Please describe the “certain other requirements” that must be met by non-member eligible housing associates in order for them to be eligible to borrow from the Federal Home Loan Bank. Additionally, explain the term “non-member housing associates.”

Federal Home Loan Bank of Chicago
200 E. Randolph Drive Chicago, IL 60601
(312) 565-5700 www.fhlbc.com

Ms. Suzanne Hayes
August 3, 2012

Response 1a:

We will revise our future Form 10-K filings as requested to include the following disclosure:

The Federal Home Loan Bank Act (“FHLB Act”) authorizes the Bank to make advances to eligible non-member housing associates. By regulation, such housing associates must: (i) be approved under Title II of the National Housing Act; (ii) be chartered institutions having succession; (iii) be subject to the inspection and supervision of some governmental agency; (iv) lend their own funds as their principal activity in the mortgage field; and (v) have a financial condition such that advances may be safely made to it. We must approve a housing associate applicant in order for it to be eligible to borrow.

Eligible housing associates are not subject to all the provisions of the FHLB Act that are applicable to members, such as the capital stock purchase requirements. The same regulatory lending requirements that apply to our members generally apply to housing associates, although they are subject to more restrictive collateral requirements than those applicable to members. Housing associates that are not state housing finance agencies may only pledge to us as collateral for their advances mortgage loans that are insured by the Federal Housing Administration (“FHA”) and securities backed by FHA mortgage loans. Housing associates that are state housing finance agencies may pledge additional types of collateral including: (i) mortgage loans secured by 1-4 family residential properties; (ii) securities issued, insured or guaranteed by the U.S. government or any of its agencies; (iii) mortgage loans on multi-family properties; (iv) private-label mortgage-backed securities and collateralized mortgage obligations; (v) cash or deposits; and (vi) other real-estate related collateral provided that such collateral comprises mortgage loans on 1-4 family or multi-family residential property. State housing finance agencies are typically instrumentalities of state or local governments that are a source of residential mortgage loan financing in a state. We have approved two state housing finance agencies as non-member housing associates and both are currently eligible to borrow from the Bank.

Separately, we advise the Staff that at December 31, 2011, we did not have any advances outstanding to non-member housing associates, as reported in Item 1. Business - Product Offerings and Business Activities on page 6 in our 2011 Form 10-K. In May 2012, one of our eligible non-member housing associates began borrowing from us and we had $27.7 million in advances outstanding to that housing associate as of June 30, 2012. Because our advances outstanding to a non-member housing associate as of June 30, 2012 were less than 1% of total advances outstanding as of that date, we do not plan to include the foregoing information in our quarterly filings to the extent such advances remain an immaterial portion of our advances portfolio. However, we will revise our future Form 10-K filings to include the above disclosure.

Comment 1b:

Please clearly disclose the parameters for providing unsecured lending, such as purchases of certificates of deposit or Federal Funds sold, to members versus non-members.

Ms. Suzanne Hayes
August 3, 2012

Response 1b:

We will revise our future filings as requested to include the parameters for providing unsecured credit as shown below:

We maintain a short-term investment portfolio to provide funds to meet the credit needs of our members and to maintain liquidity. Within our portfolio of short-term investments, we face credit risk from unsecured exposures to counterparties and members. Excluding investments in U.S. government and agency debt, our unsecured credit investments can have maturities that range between overnight and nine months and can consist of commercial paper, certificates of deposit, and Federal Funds sold. We are not currently entering into short-term unsecured investments beyond overnight and are transacting in Federal Funds only. We are not currently investing in term Federal Funds, commercial paper or certificates of deposit.

We actively monitor our credit exposures and the credit quality of our counterparties, including an assessment of each counterparty's financial performance, capital adequacy, sovereign support and the current market perceptions of the counterparties. General macro-economic, political and market conditions may also be considered when deciding on unsecured exposure. As a result of these monitoring activities, we may limit or suspend existing unsecured credit limits.

Under current Bank policy, eligible counterparties for short-term investments, including Federal Funds sold, are:

(i)	other Federal Home Loan Banks;

(ii)	other U.S. Government Sponsored Entities; and

(iii)
FDIC-insured financial institutions, including U.S. subsidiaries of foreign commercial banks, or U.S. branches of foreign commercial banks whose most recently published financial statements exhibit at least $250 million of Tier 1 (or total) capital. Foreign banks must be domiciled in a country whose sovereign rating is at least Aa3 from Moody's or AA- from Standard & Poor's.

In addition, our non-member counterparties must have a rating from a nationally recognized statistical rating organization (“NRSRO”) of at least Baa or BBB in order to be eligible for an unsecured credit line. Our members who are FDIC-insured financial institutions discussed in (iii) above are eligible Federal Funds counterparties, although our members do not have to meet the NRSRO ratings requirement in order to be eligible for an unsecured credit line. As of June 30, 2012, we did not have any Federal Funds outstanding to members.

Federal Housing Finance Agency (“FHFA”) regulations include limits on the amount of unsecured credit we may extend to any member or non-member counterparty or to a group of affiliated counterparties. Our Board-approved policy limits are lower than those permitted by regulation, and actual limits granted to counterparties may be lower than our internal policy limits. The FHFA limit is based on a percentage of eligible regulatory capital and the counterparty's overall credit rating. Under FHFA regulations, the level of eligible regulatory capital is determined as the lesser of our total regulatory capital or the eligible amount of regulatory capital of the counterparty. The eligible amount of regulatory capital is then multiplied by a stated percentage. The stated percentage that we may offer for term extensions of unsecured credit ranges from 1% to 15% based on a counterparty's credit rating.

Ms. Suzanne Hayes
August 3, 2012

FHFA regulations also permit us to extend additional unsecured credit for overnight extensions of credit and for sales of Federal Funds subject to continuing contracts that renew automatically. Our total unsecured exposure to a counterparty may not exceed twice the regulatory limit for term exposures, or a total of 2% to 30% of the eligible amount of regulatory capital, based on the counterparty's credit rating. As of June 30, 2012, we were in compliance with the regulatory limits established for our unsecured credit.

We acknowledge that:

•	the Bank is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Turnquest, Senior Vice President and Deputy General Counsel, at (312) 565-5340 with any questions or should you wish to discuss these matters further.

Sincerely yours,

/s/ Roger D. Lundstrom

Roger D. Lundstrom
Executive Vice President, Financial Information &
Chief Financial Officer

cc:	Rahim Ismail (IsmailR@sec.gov)
Kevin W. Vaughn (VaughnK@sec.gov)
Celia Soehner (SoehnerC@sec.gov)